UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

AHL Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

001296102

(CUSIP Number)

Michael D. Long

Huevos Holdings, Inc.

Twelve Piedmont Center, Suite 210

Atlanta, Georgia 30305

404-816-3255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001296102

1.	Name of Reporting Persons, S.S. or I.R.S. Identification No. of above persons (entities only). HUEVOS HOLDINGS, INC.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 (See Item 5.) 8. Shared Voting Power 0 (See Item 5.) 9. Sole Dispositive Power 0 (See Item 5.) 10. Shared Dispositive Power 0 (See Item 5.)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5.)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5.)

14.	Type of Reporting Person CO

This Amendment No. 1 amends the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) by Huevos Holdings, Inc., a Georgia corporation (“Huevos” or the “Reporting Person”) with respect to the common stock, par value $0.01 per share (the “Common Stock”) of AHL Services, Inc., a Georgia corporation (“AHL”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) On August 21, 2003 (the “Effective Time”), Huevos merged with and into AHL, with AHL continuing as the surviving corporation. Pursuant to the Merger Agreement, at the Effective Time, (i) each outstanding share of Common Stock, other than shares held by the Re-Investing Shareholders, was canceled and converted into the right to receive $1.50 in cash and (ii) each outstanding share of Common Stock held by the Re-Investing Shareholders was canceled and converted into the right to receive 1.5 shares of Series B Participating Preferred Stock of AHL.

In addition, AHL informed the Nasdaq SmallCap Market of the merger and requested the delisting of the Common Stock effective as of August 21, 2003. Further, on August 21, 2003, AHL filed a Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 15 (“Form 15”) with the SEC. As a result, the Common Stock shall cease to registered under the Exchange Act in 90 days after filing the Form 15. AHL’s duty to file reports required by the Exchange Act was immediately suspended upon filing the Form 15.

By virtue of the voting agreement in the Merger Agreement, prior to the Effective Time, Huevos may have been deemed to have shared voting power with respect to an aggregate amount of 9,500,123 shares of Common Stock that were held by the Re-Investing Shareholders (which amount included shares subject to options exercisable within 60 days), which constituted 60.2% of the 15,246,792 shares of Common Stock outstanding prior to the Effective Time. As a result of the merger and the transactions described above, Huevos no longer may be deemed to have shared voting power with respect to any of the shares of Common Stock. Huevos also does not have sole or shared dispositive power over any of the shares of Common Stock.

(c) Other than pursuant to transactions contemplated by the Merger Agreement, there have been no transactions in shares of the Common Stock effected during the past 60 days by the Reporting Person.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on August 21, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUEVOS HOLDINGS, INC.

Date: August 21, 2003	By:	/s/ Michael D. Long
	Name: Title:	Michael D. Long Secretary and Treasurer